FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July 1999
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F   X            Form 40 - F
                              -------                    -------
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                          Yes                         No    X
                              -------                    -------
This Form 6-K consists of:

A press release issued by Vasogen Inc. on July 6, 1999, titled:
"Donald A. Grilli Appointed To Vasogen's Board of Directors"

                                    SIGNATURE
                                    ---------

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the

Registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.

                                        By /s/ Christopher Waddick
                                           ---------------------------
                                        (Name: Christopher Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  July 7, 1999

 Vasogen Inc.
                                                   INVESTOR CONTACT
   2155 Dunwin Drive, Suite 10
   Mississauga, ON, Canada  L5L 4M1                Trevor Burns
   tel (905)569-2265 fax (905)569-9231             Investor Relations
   http://www.vasogen.com                          tel  (905) 569-9065
                                                   e-mail   investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


           DONALD A. GRILLI APPOINTED TO VASOGEN'S BOARD OF DIRECTORS


TORONTO, Ontario, (July 6th, 1999) -- Vasogen Inc. (ME:VAS; OTCBB:VSOGF) is pleased to announce, subject to regulatory approval, the appointment of Donald
A. Grilli of Boston, Massachusetts, to its Board of Directors.

During his more than thirty years with Johnson & Johnson (J&J), a diversified health care product company, Mr. Grilli held senior executive positions across seven J&J companies. Most recently, as President of Johnson & Johnson Professional, Inc., his leadership resulted in a three-fold increase in revenues to over $1 billion and positioned the company as the worldwide market leader in the orthopedic and neurosurgical sectors.

Mr. Grilli also served as Executive Vice-President of J&J's Surgikos, a $500 million manufacturer of disposable products for the operating room, as Executive Vice-President of Sales and Marketing for J&J's Ultrasound Division, and in various executive roles with J&J's Technicare, a global high tech manufacturer of CT Scanners, MRI units, and nuclear equipment.

Dr. William Cochrane, Vasogen's Chairman stated: "We are delighted that an individual as accomplished as Donald Grilli has chosen to join our Board. With his extensive experience in the medical device industry, Don brings impressive strength in the areas of operations, marketing and licensing."


    Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related
               inflammatory diseases. These therapies are designed
                  to target fundamental disease-causing events,
                      providing safe, effective treatment.